

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 20, 2006 **File No. 82 - 3300**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	October 20, 2006	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter/ half year ended September 30, 2006

Thanking you,

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 20, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Limited Review Report

In continuation of our letter dated October 19, 2006, enclosing the Unaudited Financial Results of the Company for the quarter/half year ended September 30, 2006, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

To,
The Board of Directors of
Reliance Industries Limited
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400021

Limited Review Report on the Unaudited Financial Results of Reliance Industries Limited for the Quarter / Half Year Ended on 30th September, 2006

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter/half year ended on 30th September, 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Deloitte Haskins & Sells	For Chaturvedi & Shah	For Rajendra & Co.
Chartered Accountants	Chartered Accountants	Chartered Accountants
(A. Siddharth)	(Rajesh Chaturvedi)	(A. R. Shah)
Partner	Partner	Partner
Mem. No. 31467	Mem. No. 45882	Mem. No. 47166

Mumbai
Dated: 19th October, 2006


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

The Secretary
The Stock Exchange, Mumbai



Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2006
(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	Turnover	29,550	22,893	55,716	42,777	89,124
	Less: Excise Duty / Service Tax Recovered	1,076	2,176	2,720	4,276	7,913
	Net Turnover	**28,474**	**20,717**	**52,996**	**38,501**	81,211
2.	Other Income	22	222	66	416	683
3.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	(873)	(799)	(1,500)	(2,289)	(2,131)
	b) Consumption of raw materials	22,385	15,228	40,537	28,769	58,343
	c) Staff cost	284	259	602	512	978
	d) Other expenditure	2,113	2,317	4,555	4,232	9,722
4.	Interest and Finance Charges	278	222	544	458	877
5.	Depreciation	1,018	804	1,925	1,595	3,401
6.	**Profit before tax**	**3,291**	**2,908**	**6,399**	**5,640**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	377	251	733	497	931
8.	Provision for Deferred Tax	205	176	410	352	704
9.	**Net Profit**	**2,709**	**2,481**	**5,256**	**4,791**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					43,761
12.	Earnings per share (of Rs. 10) (Not Annualised)					
	Basic	19.4	17.8	37.7	34.4	65.1
	Diluted	19.4	17.8	37.7	34.4	65.1
13.	**Aggregate of Public shareholding**					
	- **Number of Shares (in crores)**			64.66	65.42	66.45
	- **Percentage of Shareholding (%)**			46.40	46.95	47.68

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06 Consequent to the revaluation, there is an additional charge for depreciation of Rs. 986 crore (US$ 215 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 15 crore (US$ 3 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

3. During the first week of August 2006, some plants at the Hazira Manufacturing facility of the Company were shut down due to flooding of the Tapi river. Over and above the production loss, the company incurred an additional expense of Rs. 34 crore (US$ 7 million) to restore operations of its Hazira plant which has been included under "Other Expenditure".

4. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 6 crore for the half year.

5. Provision for Current Tax for the half year includes, Provision for Fringe Benefit Tax of Rs 15 crore (US$ 3 million).

6. There were no investors' complaints pending as on July 1, 2006. All the 2,789 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th September 2006.

7. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 19th October 2006 approved the above results and its release.

8. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended 30th September, 2006.


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2006

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2006	2005	2006	2005	2005 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	10,874	8,171	20,661	14,841	32,802
	- Refining	23,208	18,595	44,070	34,690	71,117
	- Others	555	441	1,085	854	1873
	Gross Turnover (Turnover and Inter Divisional Transfers)	34,637	27,207	65,816	50,385	105,792
	Less: Inter Segment Transfers	5,087	4,314	10,100	7,608	14,854
	Turnover	29,550	22,893	55,716	42,777	90,938
	Less: Excise Duty Recovered on Sales	1,076	2,176	2,720	4,276	7,913
	Net Turnover	28,474	20,717	52,996	38,501	83,025
2.	**Segment Results**					
	- Petrochemicals	1,764	1,279	2,851	2,161	4,713
	- Refining	1,489	1,532	3,524	3,319	5,916
	- Others	365	247	649	466	1,112
	Total Segment Profit before Interest and Tax	3,618	3,058	7,024	5,946	11,741
	(i) Interest Expense	(278)	(222)	(544)	(458)	(935)
	(ii) Interest Income	12	139	34	282	492
	(iii) Other Unallocable Income Net of Expenditure	(61)	(67)	(115)	(130)	(270)
	Profit before Tax	3,291	2,908	6,399	5,640	11,028
	(i) Provision for Current Tax	(377)	(251)	(733)	(497)	926
	(ii) Provision for Deferred Tax	(205)	(176)	(410)	(352)	704
	Profit after Tax	2,709	2,481	5,256	4,791	9,398
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	- Petrochemicals	28,872	26,628	28,872	26,628	31,039
	- Refining	42,065	27,607	42,065	27,607	35,688
	- Others	7,699	20,139	7,699	20,139	6,502
	- Unallocated Corporate	5,092	14,407	5,092	14,407	6,570
	Total Capital Employed	83,728	88,781	83,728	88,781	79,799



CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Notes to Segment Information for the half-year ended 30th September 2006

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

October 19, 2006


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS